As filed with the U.S. Securities and Exchange Commission on August 28, 2025
Registration No. 333-287091

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-14

Pre-Effective Amendment No. __

Post-Effective Amendment No. 1
(Check appropriate box or boxes.)

ADVISORS SERIES TRUST
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)
(Registrant’s Telephone Number, Including Area Code) (626) 914-7363

Jeffrey T. Rauman, President and Principal Executive Officer
Advisors Series Trust
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)
Copies to:

Rachael L. Schwartz, Esq.
Sullivan & Worcester LLP
1251 Avenue of the Americas, 19th Floor
New York, New York 10020

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1993, as amended.

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibits (12)(a) and (12)(b) to Part C of the Registration Statement previously filed with the Commission on May 8, 2025.

Parts A and B of the Registration Statement filed with the Commission on May 8, 2025, and the definitive versions thereof filed with the SEC on June 10, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION
Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, Article VI of Registrant’s Amended and Restated By-Laws and Paragraph 7 of the Distribution Agreement.
    Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”
Item 16. Exhibits

(1)
Amended and Restated Agreement and Declaration of Trust dated October 18, 2018, was previously filed with Post-Effective Amendment No. 866 to the Trust’s Registration Statement on Form N-1A on January 23, 2019, and is incorporated herein by reference.

(2)
Amended and Restated By-Laws dated March 23, 2023, were previously filed with Post-Effective Amendment No. 1125 to the Trust’s Registration Statement on Form N-1A on March 31, 2023, and are incorporated herein by reference.

(3)		Not applicable.
(4)
Form of the Agreement and Plan of Reorganization was previously filed as an attachment to Part A of the N-14 as an appendix (“Appendix B”) which was previously filed on Form N-14 on May 8, 2025, and is incorporated herein by reference.

(5)		Instruments Defining Rights of Security Holders are incorporated by reference into the Trust’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws.
(6)	(a)
Investment Advisory Agreement between the Trust and Scharf Investments, LLC was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.

(b)
Investment Sub-Advisory Agreement between between Scharf Investments, LLC, the Trust, and Tidal Investments LLC was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.

(7)	(a)
Form of Distribution Agreement was previously filed with Post-Effective Amendment No. 1064 to the Trust’s Registration Statement on Form N-1A on December 23, 2021, and is incorporated herein by reference.

(b)
Third Amendment to the ETF Distribution Agreement was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.

(c)
Form of Authorized Participant Agreement for Quasar Distributors, LLC was previously filed with Post-Effective Amendment No. 1064 to the Trust’s Registration Statement on Form N-1A on December 23, 2021, and is incorporated herein by reference.

(8)		Not applicable.
(9)	(a)
Second Amended and Restated Custody Agreement was previously filed with Post-Effective Amendment No. 1064 to the Trust’s Registration Statement on Form N-1A on December 23, 2021, and is incorporated herein by reference.

(b)
Amendment to the Advisor Series Trust Second Amended and Restated Custody Agreement (Scharf ETF and Scharf Global Opportunity ETF) was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.

(10)	(a)	Rule 12b-1 Plan was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.
	(b)	Rule 18f-3 Plan — Not Applicable.

(11)		Opinion and Consent of Counsel was previously filed to the Trust’s Registration Statement on Form N-14 on May 8, 2025, and is incorporated herein by reference.
(12)	(a)	Opinion of Counsel (Scharf ETF), regarding certain tax matters — Filed herewith.
	(b)	Opinion of Counsel (Scharf Global Opportunity ETF), regarding certain tax matters — Filed herewith.
(13)	(a)	Fund Servicing Agreement was previously filed with Post-Effective Amendment No. 1064 to the Trust’s Registration Statement on Form N-1A on December 23, 2021, and is incorporated herein by reference.
(b)
Amendment to the Advisor Series Trust Fund Servicing Agreement (Scharf ETF and Scharf Global Opportunity ETF) was previously filed with Post-Effective Amendment No. 1177 to the Registration Statement on Form N-1A on August 5, 2025, and is incorporated herein by reference.

(14)	(a)
Tait, Weller & Baker LLP Consent of Independent Registered Public Accounting Firm was previously filed to the Trust’s Registration Statement on Form N-14 on May 8, 2025, and is incorporated herein by reference.

(b)
Cohen & Co. Consent of Independent Registered Public Accounting Firm relating to the special purpose schedules of investments and related notes of the separately managed account advised by Scharf Investments, LLC was previously filed to the Trust’s Registration Statement on Form N-14 on May 8, 2025, and is incorporated herein by reference.

(15)		Not applicable.
(16)		Power of Attorney dated May 6, 2025, was previously filed to the Trust’s Registration Statement on Form N-14 on May 8, 2025, and is incorporated herein by reference.
(17)	(a)
Prospectus and Statement of Additional Information of the Scharf ETF (fka Scharf Guardian Kat ETF) and Scharf Global Opportunity ETF (fka Scharf Guardian Kat Global ETF) dated [ ] was previously filed with the Trust’s Post-Effective Amendment No. 1170 to its Registration Statement on Form N‑1A with the SEC on April 7, 2025 and is incorporated herein by reference.

	(b)	Form of Proxy Card was previously filed to the Trust’s Registration Statement on Form N-14 on May 8, 2025, and is incorporated herein by reference.
	(c)	The Target Funds’ Annual Report on Form N-CSR for the fiscal year ended September 30, 2024 was previously filed with the Trust’s Form N-CSR on December 6, 2024 and is incorporated by reference.
	(d)	The Target Funds’ Semi-Annual Report on Form N-CSRS for the period year ended March 31, 2025 was previously filed with the Trust’s Form N-CSRS.
Item 17. Undertakings
(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement on Form N-14 has been signed on behalf of the Registrant, in the City of Milwaukee, State of Wisconsin, on August 28, 2025.

Advisors Series Trust

By: /s/ Jeffrey T. Rauman
Jeffrey T. Rauman
President and Principal Executive Officer

    Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David G. Mertens*	Trustee	August 28, 2025
David G. Mertens

Joe D. Redwine*	Trustee	August 28, 2025
Joe D. Redwine

Michele Rackey*	Trustee	August 28, 2025
Michele Rackey

Anne W. Kritzmire*	Trustee	August 28, 2025
Anne W. Kritzmire

Craig B. Wainscott*	Trustee	August 28, 2025
Craig B. Wainscott

/s/ Kevin Hayden	Treasurer, Vice President and	August 28, 2025
Kevin Hayden	Principal Financial Officer

/s/ Jeffrey T. Rauman	President and Principal Executive	August 28, 2025
Jeffrey T. Rauman	Officer

*By: /s/ Jeffrey T. Rauman
Jeffrey T. Rauman Attorney-In Fact pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit	Exhibit Number
Opinion of Counsel (Scharf ETF), regarding certain tax matters	EX.12(a)
Opinion of Counsel (Scharf Global Opportunity ETF), regarding certain tax matters	EX.12(b)